

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

February 12, 2009

Mr. Rodney Gaughan
Deutsche Bank Trust Company Americas, Trustee
Trust & Securities Services – GDS
60 Wall Street, 27th Floor
New York, NY 10005

> **Re:** **Mesabi Trust**
> **Form 10-K for the fiscal year ended January 31, 2008**
> **Filed April 11, 2008**
> **File No. 1-04488**

Dear Mr. Gaughan:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended January 31, 2008

1. In your response to prior comment 3, you identify specific factors that might cause the level of legal expenses to vary from year to year – i.e. changes in applicable regulations, the use of junior versus more senior attorneys. However, the sample language you have provided appears to be less specific and would not inform the reader as to why those expenses may have increased or decreased as compared to the prior year. Please confirm that you will provide more specific disclosure in your future filings.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     J. Lucas